Annual Report
(Exhibit A to Form C-AR)
April 30, 2018

GoSun Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

GoSun Inc. ("GoSun Stove", "GoSun", the "company," "we," "us", or "our") is a Delaware Corporation, formed on December 25, 2016. The Company was formerly known as Applied Sunshine, LLC. The Company is currently also conducting business under the name of GoSun Stove.

The Company is located at 1217 Ellis St, Cincinnati, OH 45223.

The Company's website is https://www.gosun.co.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://www.gosun.co/pages/annual-report-2017.

The Company has 8 employees.

The Business
Making outdoor cooking cleaner and more intelligent, GoSun's patented vacuum technology is 100% fuel-free. We are addressing global issues around Human Health, Environment and Economic Prosperity.

The Business Plan
GoSun is making outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations. This is helping reduce pressures on the environment, and helping people live more healthy and abundant lives.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 25, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize them.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or

not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on various intellectual property rights, including patents, trademarks, and copyrights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Patrick Sherwin and Gary Starr in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Patrick Sherwin or Gary Starr die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient

capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 83.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Making outdoor cooking cleaner and more intelligent, GoSun's patented vacuum technology is 100% fuel-free. We are addressing global issues around Human Health, Environment and Economic Prosperity.

Business Plan

Mission and Vision—Clean, Easy and Safe: GoSun was founded with the goal of making cooking easier, cleaner, and more accessible for customers in both developed and emerging markets. This line of fuel-free ovens is ready for action, incorporating durability and convenience into a package anyone can utilize. The Problem—Lack of Innovation: Cooking outdoors hasn't changed much in 350,000 years. We are still putting a piece of meat over a fire and letting 90% of the heat escape. Modern technology is impressive, but cooking gets little innovation; we also need to get serious about stopping our addiction to burning fossil fuels. Another Global Problem—Fire: According to the United Nation's Global Alliance for Clean Cookstoves, over 3 billion people are in need of a cookstove that does not emit harmful emissions. The UN has identified that up to 4 million premature deaths are caused by pollutants from wood and solid fuel cookstoves during daily cooking routines. Cooking can put enormous pressures on families trapped in a cycle of poverty, trying to gather enough firewood everyday to cook. Solution—Effective Solar Oven: GoSun is focused on making incredible outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations. GoSun has developed a line of innovative solar cookstoves that can bake, boil, or fry almost anything, just by using the power of the Sun. It's clean and safe: there are no fossil fuels or wood, no smoke or emissions, no hot coals, no open flames, no explosive gas, and no grease or soot. Future Solution—Hybrid Solar Electric: GoSun is developing a solution to cook anytime, anywhere, using back-up power supplied by electricity. Initial testing shows the GoSun eGrill to be ten times more efficient than a traditional oven. With minimal marketing, over 1,000 customers have signed up for the hybrid option.

History of the Business

On 1/1/17 GoSun Inc. began operations and the previous company, Applied Sunshine, LLC became a wholly owned subsidiary of GoSun Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
GoSun Stove	GoSun has developed a line of innovative solar cookstoves that can bake, boil, or fry almost anything, just by using the power of the Sun. It's clean and safe: there are no fossil fuels or wood, no smoke or emissions, no hot coals, no open flames, no explosive gas, and no grease or soot.	GoSun is focused on making incredible outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations.

GoSun plans to invest in the development of new products post-raise.

Nearly half of all sales are made on www.gosunstove.com based on strong social media and marketing production. E-commerce represents the bulk of business thus far, with specialty retail stores and event sales beginning to pick up. We are partnering with major retail outlets where Grills and Campstoves are sold such as: REI, Home Depot, Cabela's and a number of independent ACE Hardware stores. We are also increasing partnerships with international distributors who carry similar products.

Competition
The Company's primary competitors are Sun Oven, One Earth Designs, BioLite.

There are other solar cookers in the marketplace, but thanks to innovative, proprietary design and social marketing, GoSun, is now the recognized leader and the first and only solar cooker, to enter the mainstream marketplace. The existing solar ovens are insufficient for America's fast-paced lifestyle; they are too big, too slow and not user friendly. Having outpaced the existing solar cooking industry, GoSun's competitors are charcoal, propane, wood grills and camp stoves. Traditional grilling is a lengthy, tedious process involving dirty and crude equipment. Grills are rarely portable and, when they are, they typically involve handling extremely hot and messy equipment. Nothing in today's market is eco-friendly, clean or innovative.

Supply Chain and Customer Base
GoSun partners with a few manufacturers in Shandong and Guangdong Provinces of China. The main supplier is probably the world's largest producer of solar hot water devices. GoSun would like to maintain the confidential nature of these relationships.

The stoves have found traction with a wide spectrum of outdoor cooking enthusiasts such as campers, sailors, RVers, preppers and backyard chefs. E-commerce represents the bulk of business thus far, with specialty retail stores and event sales beginning to pick up. Key customers are HomeDepot.com, Brookstone.com, Amazon.com, Wayfair.com, Cabelas.com, REI.com, ACE Hardware etc.

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,377,215	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprising of solar reflectors and solar collection elements.	July 23, 2012	June 28, 2016	United States

Trademarks

Application or Registration#	Mark	File Date	Registration Date	Country
4,683,551	GoSun Stove	October 25, 2013	February 10, 2015	United States

4,968,143	GoSun Sport	September 18, 2015	May 31, 2016	United States
5,155,454	GoSun Dogger	July 20, 2016	March 17, 2017	United
4,968,146	GoSun Grill	September 18, 2015	May 31, 2016	Un

Copyright Registrations

Registration #	Title	Description	Registration Date
VA 2-107-710	GoSun Promotional Collage	GoSun Promotional Collage	May 17, 2016

Intellectual property accomplishments include: three utility patents filed (one has now been allowed for the base technology of the GoSun Sport), three design patents and five registered trademarks. GoSun monitors for potential copycats. Sites like Alibaba have been very cooperative.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
GoSun Inc. 1217 Ellis St Cincinnati OH 45223	Lease	Office, warehouse and shop space is rented on a month-to-month basis

Governmental/Regulatory Approval and Compliance
Not Applicable

Litigation
None

Other
The Company's principal address is 1217 Ellis St, Cincinnati, OH 45223

The Company conducts business in Ohio.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Applied Sunshine, LLC	Limited Liability Company	Ohio	January 25, 2011	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor, Sherwin directs the day to day operations as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Education
Ohio University, Bachelor of Science (BS), 2001

Name
Gary Starr

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, A marketing and sales strategist, Starr is actively working with GoSun in business development. He has also been a board member for over two dozen start-ups (ranging from lemonade to electric cars) including two companies that became public.

Education
UC Davis, Bachelor of Science (BS), 1973 – 1977

Name
Glen MacGillivray

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2017-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of 4 Canadian corporations, 3 African companies and one UK company. Primary role is senior management of renewable energy companies. Earlier, founded and later sold Nray Services Inc., that specializes in the neutron radiographic inspection of first row jet-engine turbine blades, that had operations in both Canada and the USA.

Education
BSc in Metallurgy and Materials Science, McMaster University, 1980

Name
Emily Zaebst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2017- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
07/2015 - Current, Cincinnati Health Department, School and Adolescent Health Division. Zaebst is a Family Nurse Practitioner in community health providing out-patient, primary care to at-risk youth and their families

Education
Kalamazoo College, Bachelor of Science (BS)
University of Cincinnati, College of Nursing, Bachelor of Science in Nursing (BSN)
University of Cincinnati, College of Nursing, Master of Science in Nursing (MSN)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor, Sherwin directs the day to day operations as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Education
Ohio University, Bachelor of Science (BS), 2001

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors

Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Patrick Sherwin	72.5%

FINANCIAL INFORMATION

Please see the financial information listed in Exhibit B of this Form C-AR. The financial statements have not been reviewed by a CPA or audited.

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees as cost of goods sold in the statement of operations.

The Company conducted pre-sale campaigns of its GoSun Grill product during 2016 and 2017. The Company also conducted a pre-sale campaign on its GoSun Go product during 2017. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $538,651 and $538,218 as of December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

We have approximately $582,000 in cash on hand as of March 31, 2018, plus an unused line of credit of $250,000. With a burn rate of approximately $45,000 per month, this equates to about 18 months of runway. As of December 31, 2017, our total assets were $1,467,580 and our total liabilities were $1,146,005.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Capitalization

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company authorized amended and restated articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2017 and 2016, 10,792,167 and 10,000,000 shares of common stock were issued and outstanding, respectively.

The Subsidiary Company was established as a limited liability company, which was 100% owned by the Company's founder prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Subsidiary Company prior to the formation of the Company on December 21, 2016 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

Stock Issuances

The Company issued 10,000,000 shares of its common stock to four founders on December 25, 2016 at a price per share of $0.0001.

During 2017, the Company issued 792,167 shares of common stock at $0.60 per share, providing gross proceeds of $475,000. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

Convertible Notes

The Company sold approximately $599,459 in Crowd Notes in July 2017. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of approximately $29,963 in Crowd Notes. The Crowd Notes sold in the offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

 The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Related Person Transactions

GoSun Inc. acquired Applied Sunshine LLC, a related party company under common control, effective 1/1/17 in a stock exchange transaction.

Loans

During 2017 through issuance of its consolidated financial statements, Applied Sunshine LLC advanced $100,000 from its line of credit. In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5%. The line of credit matured in October 2017. Payments on interest only were due monthly, while the principal balance was due and payable at the maturity date. The line of credit was collateralized by the Company's inventory.

In September 2016, the Company entered into a line of credit agreement with Huntington bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5%. The Company did not draw on this line of credit during 2016, and the balance on the line of credit was $0 as of both December 31, 2017 and 2016. The line of credit matured in October 2017 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments on interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Sherwin
(Signature)

Patrick Sherwin
(Issuer)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Sherwin
(Signature)

Patrick Sherwin
(Name)

CEO
(Title)

4/30/2018
(Date)

/s/ Gary Starr
(Signature)

Gary Starr
(Name)

Director
(Title)

4/30/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



gosun STOVE

POWERING LIVES WITH SOLAR COOKING

I, Patrick Sherwin, certify that the financial statements of GoSun Inc. included in this Form are true and complete in all material respects.

Patrick Sherwin
CEO and Founder
GoSun Inc.

GoSun, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2017 and 2016

GoSun, Inc.

TABLE OF CONTENTS

	Page
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years then ended:	

GOSUN, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

GOSUN, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,077,335	$ 201,582
Deposits	1,600	-
Accounts receivable	38,348	27,785
Inventory	234,574	315,448
Total Current Assets	1,351,857	544,815
Non-Current Assets:		
Property and equipment, net	93,214	59,018
Intangible assets, net	22,509	16,771
Total Non-Current Assets	115,723	75,789
TOTAL ASSETS	$ 1,467,580	$ 620,604
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 49,824	$ 96,925
Deferred revenues	538,651	538,218
Total Current Liabilities	588,475	635,143
Long-Term Liabilities:		
Crowd note agreements liability, net of unamortized discount of $84,395	545,028	-
Accrued interest on crowd note agreement liability	12,502	-
Total Long-Term Liabilities	557,530	-
Total Liabilities	1,146,005	635,143
Stockholders' Equity (Deficit):		
Common Stock, $0.0001 par, 50,000,000 shares authorized, 10,792,167 and 10,000,000 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	1,079	1,000
Additional paid-in capital	583,563	90,733
Subscriptions receivable	-	(170)
Accumulated deficit	(263,067)	(106,102)
Total Stockholders' Equity (Deficit)	321,575	(14,539)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,467,580	$ 620,604

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

		2017		2016
Net revenues	$	1,359,436	$	1,119,257
Costs of net revenues		(725,232)		(470,145)
Gross profit		634,204		649,112
Operating Expenses:				
General & administrative		507,325		405,411
Sales & marketing		254,336		179,247
Research & development		8,655		16,567
Total Operating Expenses		770,316		601,225
Income/(loss) from operations		(136,112)		47,887
Other Income/(Expense):				
Interest expense		(22,454)		-
Interest income		1,601		278
Total Other Income/(Expense)		(20,853)		278
Provision for income taxes		-		-
Net Income/(Loss)	$	(156,965)	$	48,165

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at January 1, 2016	-	$ -	$ 72,718	$ -	$ (62,505)	$ 10,213
Contributions (Subsidiary LLC)	-	-	18,845	-	-	18,845
Distributions (Subsidiary LLC)	-	-	-	-	(91,762)	(91,762)
Issuance of common stock	10,000,000	1,000	(830)	(170)	-	-
Net income	-	-	-	-	48,165	48,165
Balance at December 31, 2016	10,000,000	1,000	90,733	(170)	(106,102)	(14,539)
Issuance of common stock	792,167	79	474,921	-	-	475,000
Offering costs	-	-	(3,126)	-	-	(3,126)
Stock-based compensation	-	-	21,035	-	-	21,035
Receipt of subscription receivable	-	-	-	170	-	170
Net loss	-	-	-	-	(156,965)	(156,965)
Balance at December 31, 2017	10,792,167	$ 1,079	$ 583,563	$ -	$ (263,067)	$ 321,575

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss)	$ (156,965)	$ 48,165
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	14,011	12,280
Loss on disposal of assets	146	-
Amortization of crowd note issuance costs	6,029	-
Stock compensation expense	21,035	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(10,564)	(27,785)
(Increase)/Decrease in deposits	(1,600)	-
(Increase)/Decrease in inventory	80,874	(224,294)
Increase/(Decrease) in accounts payable	(47,099)	44,445
Increase/(Decrease) in deferred revenues	433	(105,164)
Increase/(Decrease) in accrued interest payable	12,502	-
Net Cash Used In Operating Activities	(81,198)	(252,353)
Cash Flows From Investing Activities		
Purchase of property and equipment	(45,933)	(43,481)
Cash paid for trademarks, copyrights, and patents	(8,159)	(17,846)
Net Cash Used In Investing Activities	(54,092)	(61,327)
Cash Flows From Financing Activities		
Contributions (Subsidiary LLC)	-	18,845
Distributions (Subsidiary LLC)	-	(91,762)
Proceeds received from issuance of crowd notes	599,460	-
Debt issuance costs	(60,461)	-
Proceeds received from issuance of common stock	475,000	-
Offering costs on common stock issuances	(3,126)	-
Repayments of subscription receivables	170	-
Repayment of advance to related party	-	21,496
Net Cash Provided By / (Used In) Financing Activities	1,011,043	(51,421)
Net Change In Cash	875,753	(365,101)
Cash at Beginning of Period	201,582	566,683
Cash at End of Period	$ 1,077,335	$ 201,582
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest expense	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Crowd notes issued as broker compensation	$ 29,963	$ -

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years ended

NOTE 1: NATURE OF OPERATIONS

GoSun, Inc. (the "Company"), is a corporation organized December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2017 and 2016 and for the years then ended are accordingly adjusted as though the merger occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of GoSun, Inc. and its subsidiary, Applied Sunshine, LLC. All significant intercompany transactions have been eliminated in consolidation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 the Company's cash balances included $723,577 in excess of FDIC insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist of finished goods held for resale and products in production at the contract manufacturer. Manufacturing is performed overseas and products are shipped to customers direct or the Company's warehouse for distribution.

GOSUN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years ended

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $38,348 and $27,785, and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2017 and 2016 were $11,590 and $11,205, respectively. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives of 3-7 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Furniture and fixtures	$ 17,571	$ 12,712
Equipment	42,844	44,713
Molding	30,786	-
Vehicles	31,074	17,782
Property and equipment, at cost	122,275	75,207
Accumulated Depreciation	(29,061)	(16,189)
Property and equipment, net	$ 93,214	$ 59,018

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2017, the Company capitalized $8,159 in patent, copyright, and trademark related costs, resulting in intangible assets of $22,509 (net of accumulated amortization) as of December 31, 2017. Amortization expense for the year ended December 31, 2017 was $2,421. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2017. During 2016, the Company capitalized $17,846 in patent, copyright, and trademark related costs, resulting in intangible assets of $16,771 (net of accumulated amortization) as of December 31, 2016. Amortization expense for the year ended December 31, 2016 was $1,075. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2017 and 2016.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment. The Company includes credit card merchant account fees as cost of goods sold in the statement of operations.

The Company conducted pre-sale campaigns of its GoSun Grill product during 2016 and 2017. The Company also conducted a pre-sale campaign on its GoSun Go product during 2017. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $538,651 and $538,218 as of December 31, 2017 and 2016, respectively.

GOSUN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $133,915 as of December 31, 2017. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net tax assets of $28,122 as of December 31, 2017 resulting from its net operating loss carryforwards and book-to-tax differences, and stock option expense. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

For 2016, the Subsidiary Company is a limited liability company treated as single member LLC for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company had been provided for in the accompanying consolidated financial statements as of December 31, 2016. Substantially all tax-deductible activity occurred in the Subsidiary Company prior to the merger (see Note 1) during the year ended December 31, 2016, and therefore only trivial expenses qualified for deduction to the Company, which is taxed as a C-Corporation. Accordingly, the Company had de minimis deferred tax assets resulting from net operating loss carryforwards for consideration of recording to these financials statements as of December 31, 2016, and the Company had not adjusted the consolidated financial statements for such. All activity subsequent to the merger has passed through to the Company and be subject to federal and state corporate taxation.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: LINE OF CREDIT

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5%. The Company did not draw on this line of credit during 2016, and the balance on the line of credit was $0 as of both December 31, 2017 and 2016. The line of credit matured in October 2017 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%.   Payments on interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company authorized amended and restated articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2017 and 2016, 10,792,167 and 10,000,000 shares of common stock were issued and outstanding, respectively.

The Subsidiary Company was established as a limited liability company, which was 100% owned by the Company's founder prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Subsidiary Company prior to the formation of the Company on December 21, 2016 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

Stock Issuances

The Company issued 10,000,000 shares of its common stock to four founders on December 25, 2016 at a price per share of $0.0001.

During 2017, the Company issued 792,167 shares of common stock at $0.60 per share, providing gross proceeds of $475,000. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

NOTE 5: CONVERTIBLE NOTE AGREEMENTS

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $599,459. The Crowd Note agreements have bear interest at 5% and have no maturity date.

The Crowd Note agreements entered into become convertible into shares of the Company's common stock. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,424 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2017, $629,423 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $84,395, for a carrying balance of $545,028 as of December 31, 2017. Amortization of $6,029 was recognized during the year ended December 31, 2017 on this discount.

The Company has accrued interest of $12,502 against these notes during the year ended December 31, 2017, of which none was paid so the full amount remains outstanding as accrued interest payable on the balance sheet.

As of December 31, 2017, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2017. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,445,000 as of December 31, 2017.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2017 is as follows:

Risk Free Interest Rate	1.70%-2.15%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.07 - $0.27

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the year ended December 31, 2017 is as follows:

	December 31, 2017	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	1,055,000	$ 0.177
Exercised	-	$ -
Forfeited	-	$ -
Outstanding - end of year	1,055,000	$ 0.177
Exercisable at end of year	288,889	$ 0.161
Weighted average grant date fair value of options granted during year	$ 0.080	
Weighted average duration to expiration of outstanding options at year-end	9.1	

Stock-based compensation expense of $21,035 was recognized under FASB ASC 718 for the year ended December 31, 2017. Total unrecognized compensation cost related to stock option awards amounted to $63,630 for the year December 31, 2017 and will be recognized over a weighted average period of 27 months.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. We have adopted the new standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. We do not believe the adoption of ASU 2015-17 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 26, 2018, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.